January 3, 2011

Mr. Jim O’Conner
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           MMA Praxis Mutual Funds
  File Nos. 33-69724 and 811-8056

Dear Mr. O’Conner:

This will confirm our telephone conversation on Tuesday, December 7, 2010 regarding the 485(a) filing made by the MMA Praxis Mutual Funds (“Registrant”) on October 18, 2010. Your comments and the Registrant’s responses are set forth below:

Class A Prospectus

Comment

You suggested that we consider moving the Notice of Privacy & Practices behind Item 8.

Response

The requested change has been made.

Comment

You suggested that we consider removing the word “Index” from the name of the Fund or changing the investment strategy in order to comply with the names rule.

Response

We believe that the existing name complies with Section 35(d) and Rule 35d-1 thereunder.  IC-24828 provides, as is relevant here, “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”  As the Fund’s 80% test makes clear, the Fund will normally invest more than 80% of its assets in investments connoted by its benchmark index, which is an index of international securities.  Accordingly, we respectfully decline to make the requested change.

Comment

Under “Expense Limitation Agreement” you suggested that language be added to include who can terminate and under what circumstances.

Response

The requested change has been made.

Comment

Under the section “Investment Objectives” you suggested that we clarify what type of securities the fund will be invested in (Common stocks, etc.).

Response

The types of securities in which the Fund will principally invest are listed in the “Policies and strategies” section, in accordance with Item 4(a) of Form N-1A.  Our understanding is that presenting this information in the “Investment objectives” summary section of the prospectus is neither required nor permitted by Form N-1A.  Accordingly, we respectfully decline to make the requested change.

Comment

Under the section “Fund Management” on page 6, you requested we add the titles of the Portfolio Managers.

Response

The requested change has been made.

Comment

You suggested that language be removed under the “Purchase and Sale of Fund Shares” on page 6, regarding the Distributor’s relationship with broker/financial intermediaries.

Response

The requested change has been made.

Comment

You suggested revising the language under “Purchase and Sale of Fund Shares” to state that a purchase through a broker will be priced at the next NAV after the broker receives it.

Response

In response to the comment, the disclosure has been revised to replace “accepts it” with “receives it in proper form.”

Comment

You asked that we revise the language in the “Policies and Strategies” section describing the 80% policy.

Response

In response to your comment, on page 11, we have made the following change (insertions underlined and deletions stricken):

Under normal circumstances, the Fund invest at least 80% of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index. Since investments are subject to the Advisor’s Stewardship Investing Restrictions as described in the Principal Investment Strategies, certain constituents of the index will be excluded.

Comment

You suggested moving the “Investment Objectives” section listing the ticker symbol to before the   “Stewardship Investing” section.

Response

The disclosure about socially responsible investing criteria, stewardship investing and community investing form a foundation for the investment program of the Fund, as well as each of the other series of the Trust (which are not offered in this prospectus).  We believe it is important to disclose this information at the earliest opportunity in the prospectus that is consistent with the requirements of Form N-1A.  As permitted by General Instructions C.3(a) and C.3(b) of Form N-1A, we have placed this disclosure after the Item 8 disclosure.  Accordingly, we respectfully decline to make the requested change.

Comment

Under the section “Foreign securities specific risk factors” you suggested adding a disclosure for emerging markets.

Response

We draw your attention to the third paragraph of that section, which contains emerging markets risk disclosure.  Accordingly, we respectfully decline to make the requested change.

Comment

Under the section “Foreign securities specific risk factors” you suggested that we remove the Interest Rate Risk, Credit Risk, Financial Services Risk and the Headline Risk disclosure.

Response

Based on the expected composition of the Fund’s assets resulting from its principal investment strategy, “credit,” “financial services” and “headline” risks are expected to be principal risks.  “Interest rate risk” will be deleted from the list of principal risks.

Comment

You suggested language under the “Pricing of Fund Shares” section be changed from “approved” to “adopted” by the Fund’s Trustees  in regards to fair value pricing.

Response

From a plain-English perspective, we regard “adopt” and “approve” as synonyms, although we believe that generally speaking, “approve” is more meaningful to a typical non-lawyer investor.  As a technical matter, and in accordance with applicable legal requirements, the Board of Trustees has “approved” the methodologies used to fair value securities.  While it’s true that the Fund adopted compliance policies and procedures in accordance with Rule 38a-1, including valuation procedures, the Board of Trustees has “approved” those procedures.  For these reasons, we respectfully decline to make the requested change.

Comment

You asked us to clarify whether the front end sales charge is assessed on redemptions.

Response

The front end sales charge is not assessed on redemptions.

Comment

You suggested adding language to the “Dividends, distribution and taxes” section to state exchanges are subject to sales or withholding tax.

Response

The requested disclosure is included in the third paragraph of this section

Comment

You suggested moving the “Investment Adviser” section to the front of the Prospectus.

Response

The name of the Adviser and Sub-Adviser is required by Item 5(a) of Form N-1A.  The disclosure contained in the Investment Adviser section noted in the comment provides more information than the name of the Adviser and Sub-Adviser.  Our understanding is that presenting this additional information within the summary section of the prospectus is neither required nor permitted by Form N-1A.  Accordingly, we respectfully decline to make the requested change.

Comment

Under the section “Fund Management” you suggested adding disclosure that additional information about the compensation of the Portfolio Managers is available in the SAI.

Response

The requested change has been made.

Class I Prospectus

Comment

You suggested removing “who may want to invest” from the “Principal Investment” section.

Response

The requested change has been made.

SAI

Comment

You suggested expanding the disclosure regarding the qualifications of Trustees.

Response

We believe the existing disclosure complies with the requirements of Form N-1A.  We will re-examine the existing disclosure in connection with the next annual update for the Trust, and would be happy to discuss any specific suggestions you have in advance the filing for that update.  In the meantime, we respectfully decline to expand the existing disclosure.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary